Full information on CIT Group and the offer of the Notes is only available on the basis of the combination of this pricing supplement, the prospectus and the prospectus supplement. The prospectus and prospectus supplement are available for viewing at 1 CIT Drive, Livingston, New Jersey 07039 and copies may be obtained from the same address.

PRICING SUPPLEMENT NO. 20 Dated February 21, 2006 to Prospectus, dated November 1, 2005 and Prospectus Supplement, dated November 1, 2005	Rule 424(b)(2) Registration Statement No. 333-119172 Common Code 024593312; ISIN XS0245933121

CIT GROUP INC.

GLOBAL MEDIUM-TERM FLOATING RATE NOTES

DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

(X) Senior Note	( ) Subordinated Note

Principal Amount:	£70,000,000.

Proceeds to Corporation:	99.875% or £69,912,500.

Agents’ Commission:	0.125% or £87,500.

Issue Price:	100% or £70,000,000.

Original Issue Date:	February 28, 2006.

Maturity Date:

February 28, 2011, provided that if such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date this payment was due, and no interest will accrue as a result of this delayed payment.

Interest Rate Basis:	Sterling LIBOR Telerate.

Index Maturity:	Three months.

Spread:	+27 basis points (0.27%).

Interest Rate Calculation:	Sterling LIBOR Telerate determined on the Interest Determination Date plus the Spread.

Initial Interest Rate:	Sterling LIBOR Telerate determined on the Original Issue Date plus the Spread.

Specified Currency:	Pounds Sterling (£).

Form:	Global Note.

Denominations:	The Notes will be issued only in denominations of £50,000 and integral multiples of £50,000 in excess thereof.

Interest Reset Dates:

Quarterly on February 28, May 28, August 28 and November 28 of each year, commencing on May 28, 2006, provided that if any such day would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

It is expected that the Notes will be ready for delivery in book-entry form on or about February 28, 2006.

UBS Investment Bank

Interest Payment Dates:

Interest will be paid on the Maturity Date and quarterly on February 28, May 28, August 28 and November 28 of each year, commencing on May 28, 2006, provided that if any such day (other than the Maturity Date) is not a Business Day, then the Interest Payment Date will be postponed to the following day which is a Business Day, except that if this Business Day falls in the next succeeding calendar month, then the Interest Payment Date will be the immediately preceding Business Day.

Accrual of Interest:

Accrued interest will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 365.

Interest Determination Dates:	Each Interest Reset Date.

Maximum Interest Rate:	Maximum rate permitted by New York law.

Minimum Interest Rate:	0.0%.

Other Provisions:

“Sterling LIBOR Telerate” means the London Interbank Offered Rate for Sterling deposits, having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

“Telerate Page 3750” means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York, and a day that is also a London Business Day.

“London Business Day” means any day on which dealings in deposits in Sterling are transacted in the London interbank market.

Exchange Listing:	London Stock Exchange.

Trustee, Registrar, Authenticating Agent, Calculation Agent and Paying Agent:	J.P. Morgan Trust Company, National Association.

London Paying Agent:	JPMorgan Chase Bank.

Agents:	Agent Principal Amount
UBS Limited £70,000,000
Total £70,000,000

Common Code and ISIN:	024593312 and XS0245933121.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary discusses certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by U.S. Holders (as defined in the accompanying Prospectus Supplement, dated November 1, 2005). This summary is applicable only to investors who purchase the Notes in the initial offering at their original issue price and hold the Notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address investors that are subject to special tax rules (including financial institutions, tax-exempt organizations, dealers in securities, partnerships or other pass-through entities for U.S. federal income tax purposes and persons subject to alternative minimum tax) or that hold the Notes as part of an integrated investment. This summary supplements, and should be read in conjunction with, the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying Prospectus Supplement, dated November 1, 2005.

For U.S. federal income tax purposes, the Notes will be treated as “variable rate debt instruments” that provide for stated interest at a single “qualified floating rate.” A U.S. Holder will, under the applicable Treasury regulations, be required to include in gross income, as ordinary interest income, the stated interest on a Note at the time such interest accrues or is received, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. In the case of a U.S. Holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period would be determined by assuming that the Notes bear interest at a fixed interest rate equal to the value, as of the issue date, of the qualified floating rate, and the interest allocable to the accrual period would be adjusted to reflect the interest actually paid during the accrual period.

U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax treatment, and the tax consequences to them of the acquisition, ownership and disposition, of the Notes.

We accept responsibility for the information contained in this pricing supplement.

Signed on behalf of CIT Group Inc.

By: /s/ Glenn A. Votek
Executive Vice President
and Treasurer